03030810

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2003 WASH. D.C. 152

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E. 8/1/03

For the month of: **August, 2003**

Commission File Number: SEC #1-13812 1-31328

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6 Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

PROCESSED SEP 03 2003 THOMSON FINANCIAL

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No __X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date: August 27, 2003

By: K. Church
Kathryn A. Church
Corporate Secretary

Exhibit Index

Exhibit Number	Exhibit Description	Sequential Page No.
1	Annual Report to Shareholders	


projects

Corporate Profile

Pacific Rim Mining Corp. is a well-managed, revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its El Dorado and La Calera gold projects in El Salvador.

Pacific Rim is committed to growth and profitability through the discovery, development and operation of high-grade, low-cost gold mines. Management believes the El Dorado and La Calera projects have the potential to help Pacific Rim achieve its goal of becoming a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

peopl

Pacific Rim is leveraging its talented people and highly prospective projects into superior growth potential.

All currency amounts in this report are stated in United States dollars, unless otherwise indicated.

growt

L to R: Tom Shrake, CEO (USA) and Juan Carlos Varela, Senior Consulting Geologist (Costa Rica) confer at a vein outcrop on the El Dorado project, El Salvador



Dear Fellow Shareholders



We are very pleased to present you with Pacific Rim Mining Corp.'s annual report and financial statements for fiscal 2003.

Pacific Rim's goal is to become a highly profitable, growth-oriented, intermediate-level gold producer, and we believe we have the resources to get us there. Reaching our goal is a multi-year undertaking, but we made great progress during the past twelve months and foresee an exciting year ahead.

Pacific Rim was very active and very productive over the last year. Our primary accomplishment was the completion of over 50 diamond drill holes at the El Dorado gold project in El Salvador. This drilling, which continues at present, is part of an extensive 'scout-' and 'step-out'-drill program, designed to search for additional chutes of mineralization in this very large gold-bearing epithermal system. With a substantial gold resource already defined, many known veins remaining to be fully tested and new targets discovered weekly, the El Dorado project is Pacific Rim's 'cornerstone' asset.

The La Calera gold project, 20 kilometers from El Dorado, was added to our El Salvadoran project portfolio this past year, and we subsequently commenced the first ever drill program there to test a number of known gold-bearing veins at depth. The La Calera project has the potential to be a significant factor in Pacific Rim's growth story.

Pacific Rim has implemented a two-fold strategy for achieving our goals. Our first milestone is to demonstrate that the El Dorado resource has grown as a result of the past year's drilling. To this end, we will be calculating an updated resource estimate for the El Dorado project in the fall of 2003 to be followed by a resource estimate for our La Calera project during the coming year. With these new resource estimates in hand, we will then commission a scoping study to define the economic parameters of production at one or both projects. The objective of the scoping study will be to demonstrate that the El Dorado resource has reached a size that is sufficient to justify a profitable, low-cost operation and demonstrate a 'bottom line' value for the project.

We believe the El Dorado deposit has the potential to grow significantly beyond the current resource estimate to a size that could vault the Company into the small group of mid-tier, 250,000 ounce per year gold producers that are benefiting from extraordinary valuations in the marketplace. The second phase in our strategic plan, therefore, will be to continue to drill both projects, searching for additional chutes of high-grade gold mineralization. These on-going drill programs are expected to continue through the coming months.

The importance of Pacific Rim's exploration projects to the Company's growth is matched only by that of its people. We have a very talented and experienced exploration team (some of whom you will meet in the next few pages) supported by management and a board of directors with many years of front-line experience discovering, building, financing and operating mines around the world.

Pacific Rim also has the advantage of cash flow from our 49% interest in the Denton-Rawhide gold mine in Nevada. We project that this cash flow will provide the funds necessary for us to implement the initial phase of our strategic plan, including exploration and drilling, the resource calculations and the scoping study.

On behalf of the board of directors, we would like to take this opportunity to thank you, our shareholders, for your interest and investment in Pacific Rim, and our employees for their continued hard work and commitment. With our sights set on a clear and attainable goal and the high quality people and projects to get us there, we at Pacific Rim are dedicated to the success of this Company and the creation of value for our shareholders.

People. Projects. Growth. This is what Pacific Rim is all about.

Sincerely,

Catherine McLeod-Seltzer
President

Thomas C. Shrake
CEO

August 7, 2003


FARMACIA NUEVA
GUATEMALA
HONDURAS
N
Santa Cruz
Chalchuepa
Santa Ana
Ahuachapán
La Hachadura
Sonsonate
Armenia
Quezaltepequa
Aguilares
Suchitoto
Apopa
Nueva San Salvador
San Salvador
Acajutla
La Libertad
Comalapa
Zacatecoluca
Cojutepeque
Ilobasco
LA CALERA
EL DORADO
Victoria
Sensuntepeque
SAN VICENTE
San Vicente
La Herradura
La Canoa
Puerto El Triunfo
Usulután
El Triunfo
Sesori
San Francisco
San Miguel
Lislique
Santa Rosa de Lima
El Carmen
La Unión
Intipucá
El Cuco
EL SALVADOR
PACIFIC OCEAN
0
50
Kilometers
14
13

Pacific Rim's El Salvador project locations.
Inset: The town of Sensuntepeque on market day.

El Dorado Gold Project, El Salvador

Pacific Rim's cornerstone asset is the El Dorado gold project, a 75 square kilometer property located in El Salvador, 65 kilometers east of the capital city San Salvador. The town of Sensuntepeque 12 kilometers to the east of the property serves as a base for Pacific Rim's El Salvadoran exploration endeavors and offers numerous benefits to the project including a reliable, hard-working labour force and electrical power.

The El Dorado project hosts a very large, mineralized epithermal system, in which gold and silver are contained in a structurally complex series of quartz veins. Typical of epithermal systems, the highest gold grades at El Dorado occur within a well-defined range of elevations below the surface of the ground known as the Productive Interval.

A majority of the roughly 200 drill holes that were completed at El Dorado prior to Pacific Rim's involvement in the project were shallow holes that did not test the Productive Interval. Deeper drilling by previous owners on two veins, Minita and Coyotera, led to the discovery of mineralized chutes with bonanza gold grades.
A resource calculation for the El Dorado project, based on pre-Pacific Rim drilling,


Northing (m)
301200
301300
301400
301500
301600
301700
301800
301900
400
300
200
100
Elevation (mASL)
old mine workings
P02-206
P03-245
P03-249
Grade (Au g/t) x
True Thickness (m) Contours
10 - 30 GT
50 - 100 GT
30 - 50 GT
100+ GT
● P03-250
Pacific Rim drill hole
and number indicating
GT value of intersection
P02-205
P03-248
P03-247
P03-250
P03-251
P03-246
-Looking West-
0m 25m 50m 75m 100m

Pacific Rim's step out drilling on the Minita vein has expanded the dimensions of the mineralized chute.

projects

estimates the Minita vein to contain an indicated resource of 799,200 tonnes averaging 13.7 g/t gold and 97.9 g/t silver, for a total of 352,700 ounces of gold and 2.5 million ounces of silver*.

Pacific Rim's program at the El Dorado project during fiscal 2003 focused on an extensive 'scout-' and 'step-out'-drilling program designed to search for additional chutes of high-grade gold mineralization. Over 50 holes have been completed to date in this on-going drill program. Highlights include: 7.0 meters of 12.3 g/t gold in hole P03-251; 9.75 meters of 9.3 g/t gold in hole P02-205; 1.1 meters of 55.5 g/t gold in hole P02-206; and 1.2 meters of 31.9 g/t gold in hole P02-203. Complete drill results are available on the Company's website. The footprint of the El Dorado system was expanded this year as a result of Pacific Rim's thorough and systematic surface exploration and target generation efforts. Most recently, Pacific Rim geologists have identified a series of new veins in the northern part of the project that add over 2.5 kilometers of strike length in potential vein targets. Surface sampling of these veins returned very anomalous gold values, despite the surface elevation in this area being well above the Productive Interval.

In the fall of 2003, Pacific Rim will calculate an updated resource estimate for the El Dorado project, incorporating the drill data generated over the past year. Drilling to test additional known, and newly discovered high quality vein targets is expected to continue through the months ahead. Management is confident in the potential of the El Dorado project to host a high-grade, low-cost, underground gold deposit.

** see the NI 43-101 Disclosure section of the Management's Discussion and Analysis*

Bill Gehlen, Exploration Manager (USA) oversees Pacific Rim's El Salvadoran exploration projects. Here he examines a vein outcrop on the El Dorado project, El Salvador.



Rafael Chavarria, Exploration/Project Geologist (Costa Rica) looks on as drill core is emptied from the core barrel on the La Calera project, El Salvador.

Inset: Antonio Flores, Field Labourer (El Salvador) lays out mapping materials in a newly dug trench at the El Dorado project, El Salvador.



La Calera Gold Project, El Salvador

The La Calera gold project, located 20 kilometers by road from the El Dorado project, was added to Pacific Rim's El Salvadoran project portfolio during fiscal 2003. The project's proximity to El Dorado affords the opportunity to combine their known and potential future resources, should that be determined to be economically advantageous.

Pacific Rim acquired La Calera based on the encouraging results of surface samples of *exposed quartz-calcite veins comprising the epithermal system identified on this project* by previous owners. During fiscal 2003, Pacific Rim commenced the first ever drill program at La Calera to test these veins at depth. Early results from this on-going drill program indicate the potential for both high-grade underground gold resources and lower-grade, bulk-mineable resources. Highlights of the La Calera drill program include: 14.8 meters of 6.7 g/t gold in hole PLC03-005 and 25.0 meters of 2.4 g/t gold in hole PLC03-008. Complete results are available on the Company's website.

Although the La Calera project is still at an early exploration stage, management is very encouraged by the results to date and believes the project has the potential to be a significant contributor to Pacific Rim's growth.



Pouring gold at the Denton-Rawhide mine, Nevada.

ı-Rawhide Gold Mine, Nevada

Pacific Rim is 49% owner of the Denton-Rawhide gold mine located near Fallon, Nevada. Denton-Rawhide is operated by Kennecott Minerals Company who own the remaining 51% interest.

The Denton-Rawhide heap-leach operation ceased active mining in October 2002. Crushing and stacking of the stockpiled ore onto the leach pad continued until May 2003 at which time the mine commenced residual leaching. The mine is expected to continue to produce gold through residual leaching for several years.

Now that the mine is in the residual leach phase, the cash outlays for production are greatly reduced and the mine's cash flows will increase substantially. Pacific Rim's share of cash flow from the Denton-Rawhide mine will be used to fund the Company's on-going exploration efforts and corporate expenditures.

projects

Project Generation

Pacific Rim maintains an active and on-going project generation campaign in its search for high-quality projects that have the potential to meet the Company's objectives. The Company's criteria for possible acquisition of a project, whether through staking, option, joint venture or purchase, revolves around the balance of opportunity and cost. Pacific Rim is continually seeking undervalued projects where that balance is skewed in favour of the opportunity. Pacific Rim's generative program is focused on gold projects that: are located in the Americas; have low-cost potential; occur in geological environments where its exploration team have a competitive technical advantage; have the potential to contain a minimum of 1 million ounces of gold; and where the Company can obtain sole ownership.

Pacific Rim is currently evaluating gold projects for potential acquisition in several countries in North, Central and South America.



David Ernst, Chief Geologist (USA) leads Pacific Rim's project generation campaign, evaluating projects for potential acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

For the periods ended April 30, 2003, April 30, 2002 and December 31, 2001. All amounts are expressed in US dollars unless otherwise stated.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") reviews Pacific Rim Mining Corp.'s ("Pacific Rim" or "the Company") business and financial performance, and compares its financial results for fiscal 2003 with those of the previous two fiscal periods. This MD&A should be read in conjunction with the Company's consolidated financial statements and accompanying notes.

Pacific Rim's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and filed with appropriate regulatory bodies in Canada and the United States. A reconciliation of the effect of applying United States generally accepted accounting principles to Pacific Rim's financial results is described in Note 15 of the financial statements.

The Company was formed on April 11, 2002 as a result of the amalgamation of Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. ("PRMC"). The financial year-ends of Dayton and PRMC were December 31 and April 30 respectively. The year-end of the Company is April 30. Note 1 of the financial statements details how the amalgamation was accounted for. Pacific Rim's shares trade under the symbol PMU on both The Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX").

As a result of the amalgamation, Pacific Rim's 2002 fiscal year comprised only the four-month period from January 1, 2002 to April 30, 2002. In order to provide readers with meaningful comparisons, this MD&A compares consolidated results from the current 12-month period ("fiscal 2003" or "2003") with those from the last two fiscal periods (the four-month period ending April 30, 2002 ("fiscal 2002 or "2002") and the twelve-month period ending December 31, 2001 ("fiscal 2001" or "2001")).

PROJECT REVIEW

Pacific Rim Mining Corp. is a Canadian-based gold exploration company with assets in North, Central and South America. Pacific Rim is utilizing cash flow from its interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its two key gold projects in El Salvador: El Dorado and La Calera. The Company is committed to growth and profitability through the discovery, development and operation of high-grade, low-cost gold mines. Management believes the El Dorado and La Calera projects have the potential to help Pacific Rim achieve its goal of becoming a highly profitable, growth-oriented intermediate-level gold producer that is environmentally and socially responsible.

Denton-Rawhide Gold Mine, Nevada

Pacific Rim is 49% owner of the Denton-Rawhide gold-silver mine near Fallon, Nevada, which is 51%-owned and operated by Kennecott Minerals Company ("Kennecott"), a subsidiary of Rio Tinto Plc. Denton-Rawhide is a heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003, at which time the operation went into the residual leach phase. Residual leach production is expected to continue for several years and is projected to be the highest cash-flow generating period of the mine's life.

Gold and Silver Production

Lower-than-expected production figures for the Denton-Rawhide mine became apparent to Pacific Rim in November 2002. A number of issues are believed to have been responsible for this production shortfall including unexpected production interruptions and the addition to the heap pad of gold ore with slower-than-expected recoveries. The Denton-Rawhide operating team along with outside contractors sought and implemented solutions to the problem and recoveries improved in the fourth quarter of fiscal 2003. Nonetheless, production at the Denton-Rawhide mine during fiscal 2003 was materially lower than expected.

During fiscal 2003, Pacific Rim's 49% share of production from the Denton-Rawhide mine totaled 35,731 ounces of gold and 302,383 ounces of silver at a total cash production cost of $224 per ounce. This compares to 14,605 ounces of gold and 126,615 ounces of silver at total cash production costs of $230 for fiscal 2002, and 49,366 ounces of gold and 356,277 ounces of silver at total cash production costs of $247 for fiscal 2001. Gold prices improved during the 12 months ended April 30, 2003 from $309 per ounce at the beginning of the period to $339 per ounce at fiscal year-end.

Hedging

As of April 30, 2002, Pacific Rim had 10,000 ounces of gold remaining in a hedge position entered into prior to the amalgamation. The Company delivered gold against the last outstanding hedge position under this program in September 2002. In order to lock in a certain amount of revenue that Pacific Rim required to fund its ongoing exploration and development activities (and mitigate the potential adverse impact on near-term cash flows as a result of the production shortfalls at Denton-Rawhide), Pacific Rim re-instituted a hedging program in December 2002 with a total of 6500 ounces of gold sold forward at an average price of $349.95 per ounce in contracts maturing during the remainder of fiscal 2003. A further 6000 ounces were sold forward at an average price of $368.06 with maturity dates between May and August 2003. Pacific Rim has physically delivered gold against each hedge contract on its maturity date.

The Company's decision to hedge a portion of its near-term gold production from the Denton-Rawhide mine was strictly a cash-management strategy. Should Pacific Rim attain gold production from any new deposit discoveries, it intends to maximize the profitability of those ounces and hedge only enough production to meet financing requirements.

Production Highlights – Denton-Rawhide Mine

	12 months ended April 30, 2003	4 months ended April 30, 2002	12 months ended December 31, 2001
Ounces gold produced*	35,731	14,605	49,366
Ounces silver produced*	302,383	126,615	356,277
Total cash production cost	$224	$230	$247
Average realized gold price	$321	$287	$271
Average actual gold price	$328	$293	$271

**Pacific Rim's portion of Denton-Rawhide production*

El Salvador Exploration Projects

El Dorado Gold Project

Pacific Rim's primary exploration and development property is the El Dorado gold project, located in El Salvador approximately 65 km northeast of the capital San Salvador, and 12 km west of the town of Sensuntepeque (pop. 40,000). Pacific Rim is 100% owner of the 75 square km El Dorado project. El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area roughly 10 km long by 3 km wide. The Minita vein was exploited in the mid-1900's, producing roughly 78,000 ounces of gold at an average grade of 9.6 g/t.

More recent drilling by previous property owners underneath the old Minita mine workings encountered increased grades at depth. The most recently published resource calculation for the Minita vein, commissioned by Pacific Rim's predecessor company Dayton Mining Corporation, estimates an indicated resource of 799,200 tonnes averaging 13.7 g/t gold and 97.9 g/t silver, for a total of 352,700 ounces of gold and 2.5 million ounces of silver. This resource estimate does not take into account the drilling conducted by Pacific Rim since the amalgamation. An updated resource estimate for the El Dorado project is expected to be calculated in the fall of 2003. National Instrument 43-101 disclosure and other details related to this historic resource are provided in the section entitled "National Instrument 43-101 Disclosure".

The El Dorado project continues to be the cornerstone of Pacific Rim's exploration program. Of the $3.3 million spent on exploration during 2003, $2.9 million was expended on El Dorado, primarily on an ongoing 'scout-' and 'step-out'-drilling program designed to test the numerous high-quality vein targets. The results from Pacific Rim's El Dorado drill program are available on the Company's website. In addition to drilling, Pacific Rim's geologists have spent considerable time and effort on a thorough and systematic surface exploration program designed to help understand the structural complexities of the El Dorado epithermal system and to delineate targets for future drilling.

La Calera Gold Project

In May 2002, Pacific Rim entered into an option agreement to acquire 100% of the La Calera gold project in El Salvador. La Calera is located approximately 10 km west of the El Dorado project (20 km by paved and gravel roads). Under the terms of the agreement, Pacific Rim will make staged property payments totaling $300,000, and undertake staged work obligations totaling $375,000 on or before May 2006. A 0.5% NSR granted to the property owners can be bought out for $200,000 before the 6-month anniversary of the commencement of commercial production at La Calera.

The 35 square km La Calera project hosts an epithermal bonanza gold system. Surface sampling of a series of exposed veins by previous workers indicated high-grade gold on surface, however, the veins had not been drill tested. During fiscal 2003, Pacific Rim commenced the first ever drill program on the La Calera project, which continues to date. Of the $3.3 million spent on exploration during 2003, $0.3 million was expended on La Calera. Results from the drill holes completed at La Calera are available on the Company's website.

Andacollo Gold Mine, Chile

Pacific Rim's Chilean operating subsidiary, Compania Minera Dayton ("CMD") is subject to a creditors' plan and no longer under control of the Company. CMD owns the Andacollo Gold Mine, located in central Chile. Andacollo was permanently shut down in December 2000 and CMD is in the process of disposing of the mine assets and settling its outstanding liabilities under the creditors' plan (refer to Note 1 of the financial statements).

FINANCIAL REVIEW

Pacific Rim Mining Corp. is a revenue-generating exploration company. The Company's principal source of revenue is the sale of its share of gold from the Denton-Rawhide mine, and its main use of funds is in exploration on its El Salvador projects. The Company is financially dependent on production rates at Denton-Rawhide, and the price the Company receives per ounce of gold sold. Pacific Rim has limited financial resources and there is no assurance that operating cash flow from Denton-Rawhide will be sufficient, or that additional funding will be available in the future, for it to conduct further exploration or make future acquisitions.

Financial Highlights*

	12 months ended April 30, 2003	4 months ended April 30, 2002	12 months ended December 31, 2001
Revenue	$12,509	$5,303	$14,913
Operating costs	$8,999	$4,454	$13,545
Exploration expenditures	$3,346	$250	$700
Net (loss) for the period	($2,800)	($1,601)	($3,371)
Per share (basic and diluted)	($0.04)	($0.03)	($0.11)
Cash Flow (used) for operating activities	($4,044)	($562)	($2,373)
Net increase (decrease) in cash	($1,457)	$1,027	($2,859)
Cash at end of period	$1,107	$2,564	$1,537
Working Capital	$7,633	$8,616	$7,683
Common shares outstanding (avg.)	78,449,743	38,993,777	31,123,974
Fully diluted shares (avg.)	85,077,223	44,350,657	33,132,274

**dollar figures in thousands of dollars, except loss per share*

Consolidated Financial Results of Operations

For the year ended April 30, 2003, Pacific Rim recorded a net loss of $2.8 million or $0.04 per share, compared to a loss of $1.6 million (or $0.03 per share) for the four months ended April 30, 2002 and a loss of $3.4 million (or $0.11 per share) for the 12 months ended December 31, 2002.

Revenue

Revenue, consisting of the sale of gold from the Denton-Rawhide mine, was $12.5 million in 2003, $5.3 million in the four month period of 2002 and $14.9 million in 2001. The lower-than-expected gold production in 2003 was largely offset by higher gold prices during the period, resulting in a slight decline in sales in 2003.

Mine operating costs were $9.0 million in 2003, compared to $4.5 million in the four month period of 2002 and $13.5 million in 2001. The decrease in monthly operating costs is largely attributable to the cessation of active mining at the Denton-Rawhide mine in October 2002. Crushing and stacking of the stockpiled ore continued through the remainder of fiscal 2003. Offsetting the improved operating costs was a write-down during fiscal 2003 of $1.3 million, representing a reduction in the carrying value of the Company's 49% interest in the Denton-Rawhide mine (referred to in Note 7 of the financial statements). Operating results, while still reflecting a loss, have nonetheless improved steadily to a loss of $0.8 million in 2003, compared to $0.4 million in the four month period of 2002 and $1.6 million in 2001. Before the $1.3 million write-down of Denton-Rawhide's carrying value, operating profits of approximately $0.4 million were realized.

Expenses

Net non-operating expenses increased during fiscal 2003 to $2.5 million, compared to $1.2 million in the four month period of fiscal 2002 and $1.8 million in fiscal 2001. The current year's expenses reflect significantly increased exploration expenditures of $3.3 million (versus $0.3 million in 2002 and $0.7 million in 2001), offset by a gain of $0.9 million from the sale of PRMC's Diablillos project in 2001 and a gain of $1.0 million from the sale of Silver Standard Resources stock received in payment for Diablillos. Expenses totaling $1.2 million for the four month period of fiscal 2002 included $0.7 million in amalgamation costs for that year, with no comparable item for either fiscal 2001 or fiscal 2003. General and administrative costs have improved to $0.9 million in fiscal 2003, compared to $0.4 million in the four month period of fiscal 2002 and $1.1 million in fiscal 2001. The Company received $0.5 million in creditor repayments from CMD related to the sale of a portion of CMD's Andacollo assets during fiscal 2003.

Liquidity, Capital Resources and Financial Condition

Cash Flow

During fiscal 2003, cash and cash equivalents decreased by $1.5 million, from $2.6 million at April 30, 2002 to $1.1 million at April 30, 2003. This reflects cash outlays of $3.3 million in exploration expenditures, $0.9 million in general and administrative costs and $0.2 million in miscellaneous expenditures, offset in part by proceeds from the sale of Silver Standard stock totaling $2.6 million and creditor repayments from CMD of $0.5 million.

Cash flow used for operating activities increased to $4.0 million in fiscal 2003, compared to $0.6 million in fiscal 2002 and $2.4 million in fiscal 2001. The 2003 increase is primarily due to a build up in heap leach inventories at the Denton-Rawhide mine, increased closure costs at Denton-Rawhide and severance payments related to the Dayton-PRMC amalgamation.

Cash flow provided by investing activities was negative $0.02 million in fiscal 2003, compared to $1.3 million in fiscal 2002 and negative $0.5 million in fiscal 2001. The 2002 figure includes $1.5 million in cash acquired through the amalgamation, for which there is no comparable item in either fiscal 2003 or fiscal 2001.

Cash flow from financing activities increased to $2.6 million in 2003, from $0.2 million in 2002 and $0.03 million in 2001. This significant increase in fiscal 2003 is due to $2.6 million in proceeds from the sale of Silver Standard stock received on the sale of PRMC's Diablillos project.

Assets

Pacific Rim's assets consist primarily of cash and cash equivalents, its 49% interest in the Denton-Rawhide mine (including heap leach inventories and the closure fund), and the El Salvador projects (refer to Notes 4, 5, 6 and 8 of the financial statements). At April 30, 2003, the Company's total current assets were $10.6 million, down from $12.6 million the year prior. This decrease is primarily due to a decrease in both cash and investments from $2.6 million and $0.8 million respectively at April 30, 2002 to $1.1 million and nil respectively at April 30, 2003. Total inventories increased from $9.2 million at April 30, 2002 to $11.4 million at April 30, 2003. A portion of the inventories were reclassified as long term assets during fiscal 2003 to reflect that portion of recoverable gold inventories in the heap leach process that will not be recovered in the coming fiscal year.

The net book value of property, plant and equipment decreased to $5.5 million in 2003 from $9.5 million in 2002. This $4.0 million reduction in the carrying value of property, plant and equipment reflects the $1.3 million write-down of mining interests noted in the review of operations above, as well as depreciation charges of $2.7 million (refer to Note 6 of the financial statements).

At April 30, 2003, the book value of Pacific Rim's total assets stood at $21.4 million, down from $25.3 million reported at April 30, 2002.

Pacific Rim, as a creditor of CMD, was repaid $0.5 million during fiscal 2003. The Company is owed a further $0.7 million by CMD and believes this amount, or more, will be recovered from the sale of assets associated with the Andacollo mine, including plant and mining equipment, tax losses and water rights. The eventual recovery of such amounts is uncertain and therefore has not been recorded as a receivable of the Company as at April 30, 2003.

Liabilities

Pacific Rim's liabilities consist of normal course trade payables and a loan obligation to a related company that is fully repayable by December 31, 2004, with a provision for prepayments of the loan out of 25% of the net cash flow from the Denton-Rawhide mine. Current liabilities as of April 30, 2003 were $2.9 million, including $0.2 million of estimated Rawhide cash flow prepayment due to the related party in the coming year (refer to Note 14 of the financial statements). Current liabilities also include $1.5 million in closure costs to be incurred during fiscal 2004.

Working Capital

Pacific Rim's working capital at April 30, 2003 was $7.6 million, compared to $8.6 million at April 30, 2002, a decrease due to the reduction of cash and cash equivalents and the reclassification of a portion of inventories at Denton-Rawhide from current to long term assets.

Shareholders' Equity

Shareholders' equity was $15.0 million at April 30, 2003, reduced from $17.7 million at April 30, 2002. This decline is due to the Company's increased deficit, itself a function of the net loss of $2.8 million realized during fiscal 2003.

ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

Pacific Rim Mining Corp. is committed to the principal of sustainability. The Company is currently conducting base line environmental studies at the El Dorado and La Calera projects in El Salvador in the event that either project achieves future production, and conducts its exploration programs so as to minimize the impact on the environment.

Pacific Rim has established a closure fund of $3.4 million (fair market value of $3.7 million) as of April 30, 2003, to fund its portion of the reclamation costs associated with closure of the Denton-Rawhide mine. Current reclamation work is being funded from operating cash flows. $1.5 million in reclamation expenditures (Pacific Rim's portion) are anticipated to be spent at Denton-Rawhide in the coming fiscal year, with no further trust funding required. A closure plan for the Denton-Rawhide mine has been submitted to the appropriate agencies for approval.

As part of the Andacollo closure plan, CMD has deposited $2.1 million into a trust to provide funding for future expenditures related to closure of the mine. These funds were derived from the sale of the Andacollo mine assets and from the sale of gold produced in the mine's final stages of releaching. The reclamation plan at the Andacollo mine in Chile conforms to North American practices.

Pacific Rim considers itself a guest in the jurisdictions in which it conducts exploration and strives to operate in a culturally sensitive, fair, and mutually beneficial manner. Wherever possible, local residents are hired for both labour and skilled positions. Pacific Rim has implemented extensive health and safety programs for its employees in Canada, the US, Chile and El Salvador.

RISKS AND UNCERTAINTIES

Pacific Rim's sole operating asset is its 49% non-operating interest in the Denton-Rawhide mine in Nevada. The Company's profitability and capacity to generate positive cash flow is directly related to the prevailing market price for gold and silver, the Company's share of production from this operation and the ability of the Denton-Rawhide mine operator to control the costs of production.

Pacific Rim's revenues are closely linked to the price of gold, which is affected by numerous factors beyond the Company's control, including: the exchange rate of the US dollar relative to other major currencies; global political and economic conditions; central bank sales; and other factors. Pacific Rim currently has no hedge contracts in place to mitigate fluctuations in the gold price.

Kennecott Minerals Company, 51% owner and operator of the Denton-Rawhide mine, is currently modifying the official mine plan, in part because of production shortfalls experienced at the mine during fiscal 2003. Consequently, Pacific Rim is not able at this time to reliably estimate its share of production from the Denton-Rawhide gold mine for fiscal 2004. Kennecott has conservatively estimated that the Denton-Rawhide heap leach pad contains a total inventory of 80,259 ounces of gold and 806,717 ounces of silver as at April 30, 2003.

Pacific Rim expects to incur considerable exploration expenditures during the coming fiscal year (ended April 30, 2004) advancing its flagship El Dorado and La Calera gold projects in El Salvador. The Company's ability to conduct this exploration depends on free cash flow generated by the Denton-Rawhide gold mine. The results of ongoing drilling at these projects may warrant additional expenditures and there can be no assurance that Pacific Rim will be able to secure adequate financing, under favourable terms, to advance the project. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the El Dorado and La Calera projects.

Mining operations are generally subject to a number of risks and potential hazards, including operating accidents, labour disputes, and unanticipated environmental occurrences. The Denton-Rawhide joint venture is insured against typical mining-related risks that are economically insurable, however, there are no assurances that this insurance will provide adequate coverage under all circumstances.

Pacific Rim's mining operations and exploration and development projects are subject to various laws and regulations. The Company believes it is in compliance with the laws and regulations in all of the jurisdictions in which it operates. Pacific Rim is not aware of any changes to these laws or regulations that would have a material impact on the financial condition of the Company.

OUTLOOK

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through fiscal 2004 and beyond. A substantial decrease in operating costs at the Denton-Rawhide mine is expected during fiscal 2004, as the operation moves into the residual leaching phase of the mine life and cash costs are limited to the pumping and processing of leaching solutions. This is anticipated to positively benefit Pacific Rim's cash flow during the coming years.

Funds will continue to be expended predominantly on El Salvador exploration, including continued drilling to define and expand the resources on the El Dorado and La Calera projects. An updated resource estimate for the El Dorado project is expected in the fall of 2003. Pacific Rim anticipates calculating a first ever resource estimate for the La Calera project sometime during fiscal 2004.

NATIONAL INSTRUMENT 43-101 DISCLOSURE

Mr. William Gehlen supervises all of Pacific Rim Mining Corp.'s exploration work in El Salvador. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Details of the Minita resource estimate are presented in a technical report prepared for Dayton Mining Corporation by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National Instrument 43-101) entitled "Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador", dated February 8, 2002. Mr. LaCroix's report is summarized in the Company's 2003 Annual Information Form, available on SEDAR. A technical report entitled "Review of the Eldorado Project, El Salvador", prepared by Mr. Peter Ronning, P.Eng., a Qualified Person independent of Pacific Rim, has been filed with SEDAR, in conjunction with the Company's 2003 Annual Information Form. This report summarizes the geology and work to date conducted on the El Dorado project in El Salvador.

A technical report entitled "Review of the La Calera Project, El Salvador", prepared by Mr. Peter Ronning, P.Eng., a Qualified Person independent of Pacific Rim, has been filed with SEDAR, in conjunction with the Company's 2003 Annual Information Form. This report summarizes the geology and work to date conducted on the La Calera project in El Salvador.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Pacific Rim Mining Corp.:

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies noted in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and, where possible, segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through activities of its Audit Committee composed of three directors, none of whom are members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual audited consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the scope and the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, Staley, Okada & Partners, in accordance with Canadian and United States generally accepted auditing standards. The auditors' report outlines the scope of their audit and their opinion on the consolidated financial statements.

F. John Norman

F. John Norman.
Chief Financial Officer

Thomas C. Shrake
Chief Executive Officer

May 16, 2003

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Pacific Rim Mining Corp.:

We have audited the consolidated balance sheets of Pacific Rim Mining Corp. (formerly Dayton Mining Corporation) as at April 30, 2003 and 2002 and the consolidated statements of loss, shareholders' equity and cash flows for the periods ended April 30, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for the periods ended April 30, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

The prior years figures, for the years ended December 31, 2000 and 2001, which are presented for comparative purposes, were audited by another firm of Chartered Accountants, who issued an unqualified audit opinion dated January 11, 2002.

Staley, Okada, Partners

Surrey, B.C.

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

May 16, 2003

Consolidated Balance Sheets

Statement 1

In thousands of U.S. dollars

		As at April 30, 2003		As at April 30, 2002
ASSETS				
Current Assets				
Cash and cash equivalents	$	1,107	$	2,564
Investments in marketable securities *(Note 4)*		-		818
Receivables		50		76
Inventories *(Note 5)*		9,423		9,155
		10,580		12,613
Inventories - Long Term Portion *(Note 5)*		2,002		-
Property, Plant and Equipment *(Note 6)*		5,455		9,450
Closure Fund *(Note 8)*		3,410		3,267
	$	21,447	$	25,330
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	1,228	$	1,366
Due to related parties *(Note 14a)*		231		681
Accrued closure costs - current portion *(Note 8)*		1,488		1,950
		2,947		3,997
Loan Payable to a Related Party *(Note 8)*		1,640		1,849
Accrued Closure Costs *(Note 8)*		1,900		1,755
		6,487		7,601
SHAREHOLDERS' EQUITY				
Share Capital - Statement 3 *(Note 9)*				
Authorized:				
1,000,000,000 common shares without par value				
Issued and fully paid:				
78,528,594 (2002 - 78,408,794) shares outstanding		56,173		56,142
Deficit - Statement 3		(41,213)		(38,413)
		14,960		17,729
	$	21,447	$	25,330

APPROVED BY THE BOARD OF DIRECTORS:

_______________, Director

_______________, Director

- See Accompanying Notes -

Consolidated Statements of Loss

Statement 2

In thousands of U.S. dollars, except for per share amounts

	Year Ended April 30, 2003	Four Months Ended April 30, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Revenue				
Sales	$ 12,509	$ 5,303	$ 14,913	$ 34,926
Cost of Sales				
Operating costs	8,999	4,454	13,545	33,720
Depreciation, depletion and amortization	3,092	1,196	2,980	6,479
Write-down of mining interest *(Note 7b)*	1,262	–	–	–
	13,353	5,650	16,525	40,199
Mine operating (loss)	(844)	(347)	(1,612)	(5,273)
Expenses (Income)				
Exploration	3,346	250	700	1,766
General and administrative	937	437	1,131	1,546
Write-down of marketable securities *(Note 4)*	275	–	70	–
Interest expense	78	28	15	930
Amalgamation costs	–	683	–	–
Foreign exchange	(28)	(29)	66	(324)
Interest income	(175)	(62)	(122)	(525)
Gain on sale of mineral properties	(922)	–	–	–
Gain on sale of marketable securities *(Note 4)*	(1,047)	(59)	(11)	–
	2,464	1,248	1,849	3,393
Net Loss Before Unusual Item	(3,308)	(1,595)	(3,461)	(8,666)
Recovery (Write Off) of Investment In Andacollo Mine *(Note 1b)*	508	(6)	90	(22,722)
Net Loss for the Period	$ (2,800)	$ (1,601)	$ (3,371)	$ (31,388)
Loss Per Share - Basic and Diluted	$ (0.04)	$ (0.03)	$ (0.11)	$ (1.17)

- See Accompanying Notes -

Consolidated Statements of Shareholders' Equity Statement 3

In thousands of U.S. dollars

	Share Capital Number	Share Capital Amount	Accumulated Deficit	Total
Balance - December 31, 1999	351,356,779	$ 31,932	$ (2,053)	$ 29,879
Common shares issued for cash	255,000	21	–	21
Common shares issued for acquisitions	189,049,606	16,036	–	16,036
Share consolidation 1 for 20	(513,628,316)	–	–	–
Common shares issued for special warrants	4,090,905	5,821	–	5,821
Net loss for the year	–	–	(31,388)	(31,388)
Balance - December 31, 2000	31,123,974	53,810	(33,441)	20,369
Net loss for the year	–	–	(3,371)	(3,371)
Balance - December 31, 2001	31,123,974	53,810	(36,812)	16,998
Common shares issued for amalgamation conversion for Dayton shareholders (1.76 for 1) (Note 1c)	23,654,220	–	–	–
Common shares issued for acquisition of PRMC (Note 1c)	23,498,600	2,287	–	2,287
Common shares issued for cash	132,000	45	–	45
Net loss for the four months ended April 30, 2002	–	–	(1,601)	(1,601)
Balance - April 30, 2002	78,408,794	56,142	(38,413)	17,729
Common shares issued for cash	119,800	31	–	31
Net loss for the year	–	–	(2,800)	(2,800)
Balance - April 30, 2003	78,528,594	$ 56,173	$ (41,213)	$ 14,960

- See Accompanying Notes -

Consolidated Statements of Cash Flows — Statement 4

In thousands of U.S. dollars

	Year Ended April 30, 2003	Four Months Ended April 30, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Operating Activities				
Net loss for the period	$ (2,800)	$ (1,601)	$ (3,371)	$ (31,388)
Adjustment to reconcile net loss to cash flow provided by operations: Depletion, depreciation and amortization	2,717	1,035	2,980	6,479
Accrued closure costs	375	161	(22)	567
Foreign exchange	(28)	(29)	59	(82)
Net interest earned on sinking fund	(143)	(50)	(153)	(40)
Adjustment of sinking fund value	–	–	57	–
Amortization of other assets	–	–	–	30
Write-off of investment in subsidiary	–	–	–	22,722
General and administration costs covered by issuance of shares	–	–	–	21
Gain on sale of marketable securities	(1,047)	(59)	(11)	–
Gain on sale of mineral properties	(922)	–	–	–
Write-down of marketable securities	275	–	70	–
Write-down of mining interest	1,262	–	–	–
	(311)	(543)	(391)	(1,691)
Accounts payable and accrued liabilities	(138)	(439)	(698)	(1,203)
Bullion settlements receivable	–	–	–	1,143
Cash lost on deconsolidation	–	–	–	(103)
Closure cost expenditures	(692)	(83)	(118)	(1,149)
Due to related parties	(659)	484	197	–
Inventories	(2,270)	(144)	(1,335)	72
Receivables	26	163	(28)	705
Cash Flow Used for Operating Activities	(4,044)	(562)	(2,373)	(2,226)
Investing Activities				
Capitalized acquisition costs	–	–	–	(617)
Cash acquired on amalgamation	–	1,483	–	–
Deferred stripping	–	–	–	(750)
Purchases of property, plant and equipment	(79)	(138)	(104)	(390)
Proceeds of disposition of property, plant and equipment	56	–	–	–
Reclamation sinking fund contributions	–	–	(352)	(470)
Cash Flow Provided By (Used for) Investing Activities	(23)	1,345	(456)	(2,227)
Financing Activities				
Capital lease obligation repayments	–	–	–	(1,122)
Issuance of share capital	31	45	–	5,821
Operating line of credit	–	–	–	399
Principal repayments of bank loan	–	–	–	(1,667)
Proceeds on sale of marketable securities	2,551	170	29	–
Restricted cash released	–	–	–	1,667
Cash Flow Provided By Financing Activities	2,582	215	29	5,098
Foreign Exchange	28	29	(59)	82
Net Increase (Decrease) in Cash and Cash Equivalents	(1,457)	1,027	(2,859)	727
Cash and cash equivalents - Beginning of period	2,564	1,537	4,396	3,669
Cash and Cash Equivalents - End of Period	$ 1,107	$ 2,564	$ 1,537	$ 4,396
Interest Paid During the Period	$ 79	$ –	$ 141	$ 789
Supplementary Schedule of Non-cash Transactions:				
Shares issued for business combination	$ –	$ 2,287	$ –	$ 16,036
Shares issued for general and administrative expenses	$ –	$ –	$ –	$ 21
Loans from related parties	$ –	$ –	$ –	$ 1,849
Marketable securities received for mineral properties	$ 900	$ 1,000	$ –	$ –

- See Accompanying Notes -

April 30, 2003 and 2002. In thousands of U.S. dollars

1. Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A. and a 100% interest in certain exploration licence areas, known as El Dorado, located in El Salvador.

Basis of Presentation

The consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 15.

Certain of comparative figures have been reclassified to conform to the current year's presentation.

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Dayton Mining (US) Inc., DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Compañia Minera Dayton (to December 1, 2000), Dayton Acquisition Inc., 449200 B.C. Ltd., Pacific Rim El Salvador S.A. De C.V. and Recursos Salvadorenos S.A. de C.V. Also included in these consolidated financial statements are the Company's wholly-owned subsidiaries, Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A. from the date of acquisition of April 11, 2002.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

a) Reporting Currency

The United States dollar is the Company's principal reporting currency and the currency of measurement for all financial transactions reported in these consolidated financial statements.

b) Shut Down of Andacollo Mine

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine have been written off effective December 1, 2000 with a corresponding charge to income to reflect permanent closure of this mine and the estimated realizable value of capital assets after all liabilities have been liquidated.

The statements of loss and cash flow for the year ended December 31, 2000 reflect the operating results of the Andacollo Mine for the 11 months of operation prior to closure.

Creditor distribution proceeds received from the "written off" subsidiary are credited to current year's income.

c) Amalgamation of Dayton Mining Corporation and Pacific Rim Mining Corp.

On April 11, 2002 statutory approval was received from the Province of British Columbia Registrar of Companies for the amalgamation of Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. ("PRMC") under the name of Pacific Rim Mining Corp. (the "Company") as approved by the shareholders of each of the amalgamated companies on April 3, 2002. Dayton shareholders received 1.76 common shares of the Company in exchange for each common share of Dayton held and PRMC shareholders received 1.0 common shares of the Company in exchange for each common share of PRMC held, resulting in Dayton and PRMC shareholders comprising 70% and 30% respectively of the Company. The amalgamation has been accounted for as a reverse takeover using the purchase method of accounting with Dayton identified as the acquirer. For financial statement purposes the Company is a continuation of Dayton. The shares issued as consideration by Dayton to acquire PRMC are recorded at the fair value of the net assets of PRMC, which has been determined to be the net book value of PRMC. The April 30, 2002 statements of loss and cash flows reflect amalgamated results from April 11, 2002 to April 30, 2002 with results for the period from January 1, 2002 to April 10, 2002 being solely Dayton results. The comparative figures for the years ended December 31, 2001 and 2000 are solely Dayton.

Details of the net book value of PRMC as at April 11, 2002 are as follows:

Cash, short-term investments and receivables	$	2,341
Property, plant and equipment		43
Accounts payable and accruals		(97)
Net Assets Acquired	$	2,287
Value attributed to common shares issued	$	2,287

2. Significant Accounting Policies and Accounting Changes

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits, and short term highly liquid investments with a term to maturity of less than three months from inception which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in values.

Marketable Securities

Marketable securities are carried at the lower of cost and estimated fair market value.

Inventories

Inventories, comprised of ore on leach pads and gold in process, bullion at the refiners and mine operating supplies are valued at the lower of cost and net realizable value.

Property, Plant and Equipment

Property, plant and equipment is stated at estimated fair value as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. If it is determined that the estimated net recoverable amount is significantly less than the carrying value and the impairment in value is likely to be permanent, a write-down to the net recoverable amount is made by a charge to earnings.

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on a units of production basis over estimated recoverable reserves.

Environmental Expenditures and Closure Costs

The operations of the Company may in the future be affected from time to time by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

The Company's share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accrued on a unit of production basis over expected future recoverable ounces of production.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

2. Significant Accounting Policies and Accounting Changes (continued)

Stock-based Compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

i) Non-employees
The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

ii) Employees
The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for the employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer.

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuances would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Derivative Transactions

The Company may enter into gold hedging contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for certain of its future production. The Company's entire hedging activity is considered normal course sales requiring settlements through physical delivery. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

Foreign Exchange

Transaction amounts denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in earnings.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, closure fund, accounts payable, amounts due to related parties and accrued closure costs. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Investments in Marketable Securities

Details are as follows:	April 30, 2003	April 30, 2002
Carrying value	$ –	$ 818
Market value	$ –	$ 890

During the year, all marketable securities were sold for a gain on sale of marketable securities of $1,047. Of this gain, $1,044 represents the sale of shares of a company with a director in common. On an interim basis, a $275 write-down was taken on the same shares during the year.

5. Inventories

Details are as follows:	April 30, 2003	April 30, 2002
Production inventory	$ 10,290	$ 8,191
Unsold bullion at refiners	595	204
Supplies inventory	540	760
	11,425	9,155
Less: Long term portion of production inventory	(2,002)	–
	$ 9,423	$ 9,155

The estimated value of inventory that will not be recovered within the next fiscal year has been reclassified as long term.

6. Property, Plant and Equipment

Details are as follows:	April 30, 2003	April 30, 2002
Cost	$ 10,652	$ 12,409
Accumulated depreciation and write-downs	(5,197)	(2,959)
	$ 5,455	$ 9,450

7. Mineral Properties

a) El Salvador Properties

i) The Company holds a 100% interest in four exploration licence areas in El Salvador, known as El Dorado (two licences), Potonico and El Paisnal. Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty ("NSR"). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to a 2% NSR held by the government of El Salvador.

ii) By letter of intent dated May 17, 2002, the Company agreed to acquire a 100% interest in the La Calera gold project, located near the El Dorado property. Under the letter of intent the Company, at its option, must make the following payments and exploration expenditures:

	Option Payments	Minimum Exploration Expenditures
Upon signing (paid)	$ 5	$ –
Upon completion of a two month due diligence (paid)	15	–
On or before May 17, 2003 (paid and incurred)	20	25
On or before May 17, 2004 (incurred)	35	50
On or before May 17, 2005 (incurred)	75	100
On or before May 17, 2006	150	200
	$ 300	$ 375

The property is subject to a 0.5% NSR which can be purchased by the Company for $200,000 if purchased within six months from the start of commercial production.

b) Denton-Rawhide Joint Venture

The Company owns a 49% interest in the Denton-Rawhide Mine. The Company's 49% interest in the joint venture is summarized as follows:

	April 30, 2003	April 30, 2002	December 31, 2001
Cash working capital	$ 8,838	$ 9,036	$ 8,651
Inventories - long-term portion	2,002	–	–
Property, plant and equipment	1,219	5,213	6,262
Closure fund	3,410	3,267	3,217
Current liabilities	(2,510)	(2,164)	(2,681)
Long-term liabilities	(1,900)	(2,596)	(2,518)
Net assets	$ 11,059	$ 12,756	$ 12,931

7. Mineral Properties (continued)

	Year Ended April 30, 2003	Four Months Ended April 30, 2002	Year Ended December 31, 2001
Sales	$ 12,509	$ 5,303	$ 14,913
Costs and expenses	(13,348)	(5,763)	(16,639)
Net loss before taxes	$ (839)	$ (460)	$ (1,726)

During the year ended April 30, 2003, the Denton-Rawhide Mine experienced unexpected production shortfalls due to slower than expected heap leach recoveries. A review of the carrying value of the Denton-Rawhide investment indicates that the fair value of this investment has been impaired, therefore a $1,262 reduction in carrying value has been charged to the current year's operating income.

c) Agreement with Silver Standard Resources Inc. ("SSO")

By agreement dated December 14, 2001, PRMC agreed to sell its 100% interest in certain subsidiaries that held the Diablillos mineral property located in Argentina. As consideration, SSO paid $3,400 in cash and treasury shares. PRMC received $1,500 in cash during the year ended December 31, 2001 and 383,025 common shares of SSO with a fair market value of $1,000 prior to the amalgamation date of April 11, 2002. During the fiscal year 2003, the Company received 142,970 shares of SSO, which had a fair market value of $900, thus completing the terms of the agreement. All amounts received from SSO are treated as a recovery of acquisition and deferred exploration costs on the Diablillos property and any recovery over the cost has been treated as a gain, once received. The amount of the gain recorded during the year ended April 30, 2003 was $922.

8. Closure Fund, Accrued Closure Costs and Loan Payable to a Related Party

The Company, as part of the Denton-Rawhide acquisition, agreed to reimburse Kinross Gold Corporation ("Kinross"), who is a major shareholder of the Company and has a director in common, a principal amount of $2,118 for Kinross' interest in the reclamation and severance trust funds ("Closure Fund") held for the benefit of the Denton-Rawhide operation. The principal amount is repayable to Kinross, on an annual basis, from 25% of the net internal cash flow from the Denton-Rawhide Mine. Interest is payable annually at rates equivalent to those earned by the Closure Fund trust accounts. As a result of adjustments to working capital accounts at the time of purchase, the principal amount owing to Kinross was reduced to the outstanding amount of $1,849 of which $209 (plus accrued interest) is due and payable at December 31, 2003 and the balance of $1,640 is payable at December 31, 2004.

The funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2003 was approximately $3,700 (2002 - $3,400).

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $3,388 of which $1,900 is long term. The closure trust funds are provided as security to the mine operator for the estimated closure liabilities.

9. Share Capital

Stock Options

Upon amalgamation, stock options outstanding under the plans of Dayton and PRMC were rolled over, provided that upon surrender, termination or expiry without exercise, the shares are not available for the grant of new options.

In October 2002 shareholders approved a new stock option and bonus plan under which up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants ("*eligible parties*").

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors.

		Number of Options		Weighted Average	
		Pre-Amalg. Plans	October 2002 Plan	Exercise Price (in Cdn $)	Year of Expiry
Options at April 11, 2002 amalgamation		5,664,880	–	$ 0.72	2002-2006
April 11 to April 30, 2002	- expired	(176,000)	–	$ 1.08	2002
	- exercised	(132,000)	–	$ 0.54	2002
Options outstanding at April 30, 2002		5,356,880	–	$ 0.71	2003-2006
Year ended April 30, 2003	- granted	–	2,130,000	$ 0.62	2007
	- expired	(719,600)	(20,000)	$ 0.73	2002-2003
	- exercised	(119,800)	–	$ 0.40	2002-2003
Options outstanding at April 30, 2003		4,517,480	2,110,000	$ 0.73	2003-2007
Vested as at April 30, 2003		4,089,880	1,406,667	$ 0.78	2003-2007

9. Share Capital (continued)

The following table summarizes information about stock options outstanding to directors, former directors and employees as at April 30, 2003.

Expiry Date	Exercise Price (in Cdn $)	Number Outstanding	Number Vested
November 4, 2003	$ 0.88	574,000	574,000
February 4, 2004	$ 1.49	4,000	4,000
April 27, 2004	$ 1.36	1,188,000	1,188,000
June 29, 2004	$ 1.06	330,000	330,000
June 29, 2004	$ 1.36	36,080	36,080
September 24, 2004	$ 1.30	29,000	29,000
May 28, 2005	$ 0.54	1,073,600	1,073,600
July 4, 2006	$ 0.29	1,282,800	855,200
April 18, 2007	$ 0.62	2,110,000	1,406,667
		6,627,480	5,496,547

If the Company had accounted for stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the year ended April 30, 2003 would be as follows:

Net Loss for the Year	
As reported	$ (2,800)
Stock option compensation expense	(473)
Pro-forma net loss for the year	$ (3,273)
Loss Per Share - Basic and Diluted (in U.S. dollars)	
As reported	$ (0.04)
Pro-forma	$ (0.04)

The fair value of the options used in the pro-forma information above has been estimated at the date of vesting using the Black-Scholes Option Pricing Model with the following assumptions: an average risk free interest rate of 4.31%, an average expected life of 4.0 years, an expected stock volatility, based on past trading history, of 89.46% and no expectation of dividend payments during the life of the options.

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially effect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

10. Gold Sales Contracts

(Metals prices in U.S. dollars)

At April 30, 2003, the Company's gold hedging program consisted of 6,000 ounces (2002 - 10,000) of forward sales contracts for future delivery of gold at various dates from May 15, 2003 to August 15, 2003 (2002 - May to September 2002) at an average price of $368 (2002 - $292) per ounce. At April 30, 2003 the Company had no financial exposure to market risks related to the settlement of outstanding hedges as gold spot prices were approximately $339 (2002 - $308) per ounce at that date. The estimated fair value of these contracts at the April 30, 2003 spot prices was $174 (2002 - $[165]) which represents the fair value to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company's gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company's gold hedging contract counter parties are large international credit-worthy institutions.

11. Income Taxes

The Company has incurred certain mineral property related expenditures of approximately $9,664 in Canada and $1,667 in Argentina. For tax purposes, these expenditures may be carried forward indefinitely to reduce prescribed taxable income in future years.

The Company and its subsidiaries have combined non-capital losses for tax purposes of approximately $15,106 in the listed jurisdictions which may be carried forward and expire as follows:

	USA	Canada	Argentina
2004	$ 75	$ 119	$ 535
2005	150	133	115
2006	58	1,169	98
2007	241	1,849	135
2008	31	448	156
2009	45	607	–
2010	223	849	–
2011-2023	8,070	–	–
	$ 8,893	$ 5,174	$ 1,039

The Company also has Alternative Minimum Tax loss carry-forwards in the United States of $7,187 expiring in various years up to 2023.

12. Lease Commitments

The Company has entered into operating leases for office premises and a photocopier. Minimum lease payments are as follows:

Year	(i) Office Premises	Photocopier	Total
2004	$ 31	$ 3.6	$ 34.6
2005	$ 31	$ 3.6	$ 34.6
2006	$ 31	$ 3.6	$ 34.6
2007	$ 31	$ 3.6	$ 34.6
2008	$ 23	$ 3.6	$ 26.6

(i) In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

13. Segmented Information

Details are as follows:	Year Ended April 30, 2003	Four Months Ended April 30, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Total Assets				
Canada	$ 99	$ 2,682	$ 1,064	$ 4,231
USA	17,094	18,445	19,275	20,131
El Salvador	4,252	4,184	4,184	4,184
Chile	2	19	17	17
Total	$ 21,447	$ 25,330	$ 24,540	$ 28,563
Total Property, Plant and Equipment				
Canada	$ 8	$ 11	$ 2	$ –
USA	1,263	5,238	6,262	9,157
El Salvador	4,184	4,184	4,184	4,184
Chile	–	17	17	–
Total	$ 5,455	$ 9,450	$ 10,465	$ 13,341
Revenue, Excluding Interest Income				
Canada	$ –	$ –	$ –	$ 674
USA	12,509	5,303	14,913	11,159
El Salvador	–	–	–	–
Chile	–	–	–	23,093
Total	$ 12,509	$ 5,303	$ 14,913	$ 34,926
Depreciation, Depletion and Amortization				
Canada	$ 4	$ 1	$ 6	$ –
USA	3,088	1,195	2,974	2,644
El Salvador	–	–	–	–
Chile	–	–	–	3,835
Total	$ 3,092	$ 1,196	$ 2,980	$ 6,479
Net Income (Loss)				
Canada	$ 847	$ (969)	$ (1,021)	$ (607)
USA	(1,004)	(401)	(1,770)	(1,493)
El Salvador	(3,151)	(231)	(580)	(959)
Chile	508	–	–	(28,329)
Total	$ (2,800)	$ (1,601)	$ (3,371)	$ (31,388)

14. Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a) Amounts due to related parties are required to be paid within 12 months and have accordingly been recorded in these financial statements as current liabilities.

Details are as follows:	April 30, 2003	April 30, 2002
Severances payable to former directors and officers	$ –	$ 653
Loan interest due to Kinross	22	28
Loan payable to Kinross - current portion *(Note 8)*	209	–
	$ 231	$ 681

b) During the period ended April 30, 2003, wages and benefits of $381 (2002 - $11, 2001 - $1,217) were paid to directors and officers and have been included in general and administrative expenses. Severance costs totalling $567 were included in amalgamation costs in the period ended April 30, 2002.

15. United States Generally Accepted Accounting Principles ("US GAAP")

The effect of the measurement differences between Canadian GAAP and US GAAP are summarized below.

Under US GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Declines in fair value that are other than temporary are written off. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

The significant change in the consolidated financial statements relative to US GAAP were as follows:

Statements of Loss (in thousands of US dollars, except for per share amounts)

	Year Ended April 30, 2003	Four Months Ended April 30, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Net loss following Canadian GAAP	$ (2,800)	$ (1,601)	$ (3,371)	$ (31,388)
Loss on write-down of marketable securities	–	–	(62)	–
Net loss following US GAAP	(2,800)	(1,601)	(3,433)	(31,388)
Unrealized holding gain on marketable securities	–	72	43	–
Loss on write-down of marketable securities	–	–	62	–
Comprehensive loss, following US GAAP	(2,800)	(1,529)	(3,328)	(31,388)
Weighted average number of common shares, computed under US GAAP (thousands of shares)	78,450	58,707	31,124	26,715
Loss per share, following US GAAP	$ (0.04)	$ (0.03)	$ (0.11)	$ (1.17)

Balance Sheets (in thousands of US dollars)

	April 30, 2003	April 30, 2002
Deficit		
Adjusted deficit, beginning of period per US GAAP	$ (38,475)	$ (36,874)
Net loss per US GAAP	(2,800)	(1,601)
Adjusted deficit, end of period per US GAAP	$ (41,275)	$ (38,475)
Accumulated Other Comprehensive Loss		
Beginning of period per US GAAP	$ (50)	$ (122)
Other comprehensive gain	–	72
Accumulated other comprehensive loss, end of period per US GAAP	$ (50)	$ (50)

As the Company delivers gold against outstanding forward sales contracts, it has determined that there is no impact from the adoption of SFAS No. 133, Accounting For Derivative Instruments and Hedging Activities.

Recently Adopted U.S. Accounting Standards
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". SFAS No. 141 mandates the purchase method of accounting for all business combinations initiated after 30 June 2001. In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in business combinations completed after 30 June 2001. The Company adopted SFAS No. 141, as required, with no material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which revises the accounting for purchased goodwill and other intangible assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results. Instead, each of these assets will be tested, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately. The Company adopted SFAS No. 142, as required, on 1 January 2002 with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121. Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required. The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on 15 May 2002 for transactions occurring after such date with no material impact on its financial statements. The Company will adopt the remaining provisions of SFAS No. 145, as required, on 1 May 2003 with no material impact on its financial statements.

Recently Issued U.S. Accounting Standards Not Yet Adopted
In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement. The Company will adopt SFAS No. 143, as required, on 1 May 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded. SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time. If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date. If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date. The liability shall be recognized ratably over the future service period. SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract. SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred. The Company will adopt SFAS No. 146, as required, on 1 May 2003.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after 15 December 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after 15 December 2002. The Company will adopt SFAS No. 148, as required, on 1 May 2003 with no material impact on its financial statements.

Corporate Headquarters
Suite 410, 625 Howe Street
Vancouver, British Columbia
V6C 2T6 Canada
Telephone: 604-689-1976 or 1-888-775-7097
Facsimile: 604-689-1978
Email: info@pacrim-mining.com
Website: www.pacrim-mining.com

Exploration Office
Suite 105, 3545 Airway Drive
Reno, Nevada
89511 USA
Telephone: 775-852-5888
Facsimile: 775-852-0323
Email: pacrim-exp@sbcglobal.net

Directors
William Myckatyn
Chairman of the Board
Chair of Environmental and Compensation Committees

Thomas Shrake
Chief Executive Officer

Catherine McLeod-Seltzer
President

David Fagin
Chair of Audit Committee

Robert Buchan

Anthony Petrina

Paul Sweeney

Officers
Thomas Shrake
Chief Executive Officer

Catherine McLeod-Seltzer
President

F. John Norman
Chief Financial Officer

Kathryn Church
Vice President Administration & Corporate Secretary

Barbara Henderson
Vice President Investor Relations

Transfer Agent
Shareholder enquiries relating to address changes and share certificates should be directed to:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1 Canada
Telephone: 1-800-564-6253
Facsimile: 1-866-249-7775
Email: caregistryinfo@computershare.com

Auditors
Staley, Okada & Partners (Chartered Accountants)
Surrey, British Columbia

Legal Counsel

Gowling, Lafleur, Henderson LLP (Canada)
Dorsey & Whitney LLP (US)

Capitalization and Listing

(as at April 30, 2003)

78,528,594 shares issued and outstanding
85,156,074 shares fully diluted
1,000,000,000 shares authorized
Trading Symbol PMU on The Toronto (TSX) and American (AMEX) Stock Exchanges

Forward-Looking Statements
Certain information set forth in this report contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current exploration activities; market reaction to future exploration results; the Company's anticipated strategies for growth; the results from future exploration opportunities; significant changes in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Pacific Rim Mining Corp.'s filings with the United States Securities and Exchange Commission ("SEC").

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim Mining Corp.'s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Mineral Resources, and a note to US Investors
The term "indicated resource" used in this report is a Canadian mining term as defined in accordance with National Instrument 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves. Mineral resources are not "reserves" as they have not been demonstrated to be economically and legally extractable. It should not be assumed that all or any part of an "indicated resource" will ever be converted to a "reserve".

"Indicated resource" is not a defined term under United States Standards. The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that contain "reserves" (the part of a mineral deposit that can be economically and legally extracted or produced). As such, this report may not be comparable to similar information made public by the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, which is available by contacting the Company, or on the EDGAR section of the SEC website (www.sec.gov).

Pacific Rim Mining Corp.
Suite 410 – 625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6

Tel: 604.689.1976
Fax: 604.689.1978
Toll Free: 1.888.775.7097
E-mail: info@pacrim-mining.com

Website: www.pacrim-mining.com

Trading Symbols
TSX: PMU
AMEX: PMU

Cover photo (L to R): Marcial E. Mindez (El Salvador), Field Foreman; Trenching at the El Dorado project; Drilling at the La Calera project.